UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-40777

ARQIT QUANTUM INC.

(Exact name of registrant as specified in its charter)

Nova North, Floor 7, 11 Bressenden Place

London SW1E 5BY, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Earnings Release

On May 12, 2022, Arqit Quantum Inc. (the “Company”) issued a press release entitled “Arqit Quantum Inc. Announces Financial and Operational Results for the First Half of Fiscal Year 2022,” in which the Company reported its financial and operational results for the six months ended March 31, 2022, a copy of which is furnished as Exhibit 99.1 hereto.

Extension of Lock-up Agreements

In connection with the business combination among Arqit, Centricus Acquisition Corp. and Arqit Limited, which closed on September 3, 2021 (the “Business Combination”), the Company entered into lock-up agreements with Centricus Heritage, LLC (the “Sponsor”) and the former shareholders of Arqit Limited (the “Arqit Limited Shareholders”), which were amended and restated on October 4, 2021 (the “Lock-Up Agreements”).

Pursuant to the Lock-Up Agreements, the Sponsor and the Arqit Limited Shareholders (and their transferees) had agreed not to transfer any ordinary shares of the Company received pursuant to the Business Combination during the period commencing from the date of the closing of the Business Combination until the earlier to occur of (i) 11:59 p.m. Eastern time on the close of trading on the second full trading day following the public dissemination by the Company of its financial results for the six months ended March 31, 2022 by press release to the national wire services or by making a filing with the SEC; and (ii) such time as determined by the board of directors of the Company as being in the best interest of the parties to permit transfers.

On May 11, 2022, the majority of the former members of the Sponsor and the Arqit Limited Shareholders (or their transferees), agreed to amend the Lock-Up Agreements (the “Extensions”), and have agreed not to transfer any ordinary shares of the Company received pursuant to the Business Combination during the period commencing from the date of the Extensions until the earlier to occur of (i) September 3, 2022 and (ii) such time as determined by the board of directors of the Company as being in the best interest of the parties to permit transfers, in whole or in part.

All of the shareholders approached regarding lock-up extensions (holding 105,886,259 of the 108,585,000 shares subject to the Lock-Up Agreements) agreed to extend their lock-up agreements.

On May 12, 2022, Arqit issued a press release titled, “Arqit Founders Voluntarily Extend Lock-Up,” a copy of which is furnished as Exhibit 99.2 to this Form 6-K.

The information furnished in this Form 6-K, including the information contained in Exhibits 99.1 and 99.2, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Earnings press release, dated May 12, 2022.
99.2	Lock-up press release, dated May 12, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARQIT QUANTUM INC.

By:	/s/ David Williams
Name:	David Williams
Title:	Chief Executive Officer

Date: May 12, 2022